

October 30, 2013

Via E-mail
Peter Wrighton-Smith, Ph.D.
Chief Executive Officer
Oxford Immunotec Global PLC
94C Innovation Drive
Milton Park, Abingdon
OX14 4RZ
United Kingdom

> **Re: Oxford Immunotec Global PLC**
> **Registration Statement on Form S-1**
> **Filed October 15, 2013**
> **File No. 333-191737**

Dear Dr. Wrighton-Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Overview, page 1

1. We note your response to comment 3. We note your disclosure of an estimated global market of 50 million LTBI tests per annum and your statement that over 90% of this market is currently being addressed via use of the TST. Please advise us as to how the Company can achieve the cited $1 billion market opportunity for sales of T-SPOT.TB without replacing TST as the most predominantly-used LTBI test globally. In this regard, we also note your disclosure throughout the prospectus which expressly indicates that T-SPOT.TB is intended to displace TST.

2. We note your response to our prior comment 4 and reissue the comment in part. Please revise your disclosure to define the term "clinical guidelines" at your first reference to "clinical guidelines for TB screening" on page 1 of the prospectus.

Management's discussion and analysis of financial condition and results of operations
Critical accounting policies and significant judgments and estimates
Share-Based Compensation, page 71

3. With respect to your response to our comment 18, please revise your disclosure to separately quantify the amount of expense attributable to options that became fully vested in the fourth quarter of 2011, as well as the amount of increased share-based compensation expense associated with options granted in 2012. This also applies to your comparative discussion of the six months ended June 30, 2013 and 2012. Quantify the number of options grants causing the changes being explained and state the years those options were granted in. Also disclose the vesting period.

4. Please refer to your response to comments 17 and 19. Given the growth of your business and transactions that occurred, it is still not clear why the value of the shares remained the same between October 2012 and March 31, 2013. We note the following:

- Your statement that the estimated fair value of the ordinary shares at June 30, 2012 was primarily supported by the issuance of G preferred ordinary shares which took place on June 15, 2012 in the first financing round.
- Your statement that you held $8.1 million in cash received from the investors related to the closing of the final tranche of the G preferred ordinary share financing round at December 31, 2012 and the subsequent completion of the tranche in January 2013 resulting in the issuance of approximately 6.5 million ordinary shares for consideration of $11 million.
- The approval and subsequent launch of your T-SPOT.TB test in Japan during the fourth quarter of 2012
- Total revenues increasing by 64% between December 31, 2011 and December 31, 2012, and approximately 54% of total revenue attributable to sales occurring in the third and fourth quarters of 2012.
- Your statement on page six of your response letter regarding the acceleration in revenue growth during the first quarter of 2013.

Please explain in detail why these events had no impact on the value of the shares issued between October 2012 and March 2013, or revise your valuation of these shares. Please note we may have additional comments once the estimated IPO range is known.

5. With regard to your response to comment 17, when you granted 1,028,876 share options on February 28, 2013 you were required to estimate the fair value of your ordinary shares on that date in order to compute the amount of share-based compensation to recognize. Please help us to understand why it is reasonable that the fair value of your ordinary shares was unchanged at $.12 per share on February 28, 2013 when you

determined the fair value of your ordinary shares was $.12 on June 15, 2012 and $.24 on March 31, 2013 absent a discrete event or events that occurred that caused a sudden change in the fair value. Please revise the fair values per share at each share option grant date or explain further why the fair value of your ordinary shares did not increase as revenues and cash flows steadily increased but rather, for example, increased from $.12 on the grant date of March 25, 2013 to $.24 on the valuation date of March 31, 2013. Provide us monthly or quarterly revenues that support the changes in fair value of your ordinary shares.

6. More fully explain in the disclosure the increase in fair value of your ordinary shares from $.24 at June 29, 2013 to $1.379 at August 5, 2013. Quantify the effect of each factor that caused a change in the fair value. Specify what events occurred between June 29, 2013 and August 5, 2013 and the effect of that event on the fair value.

<u>Business</u>
<u>Our license agreements</u>
<u>Isis Innovation Limited (Isis), page 101</u>

7. We note your response to our prior comment 26, 27 and 28 and reissue the comments in part. Please revise your disclosure to provide the aggregate amount paid to date under your agreements with Isis, SSI and Rutgers, as we view such information as material to investors. In addition, with regard to your agreements with Isis and Rutgers, please revise your disclosure to indicate that such agreements are currently terminable at will.

<u>Key Supplier Relationships, page 104</u>

8. We note your added disclosure in response to our prior comment 20. We also note that your supply agreement with StemCell Technologies, Inc. has various payment provisions which we deem to be material to investors. Please expand the disclosure in your prospectus to provide the signing fee, aggregate potential milestone payments, aggregate exclusivity payments and potential termination fee that you are required to pay under the agreement.

9. Please revise your disclosure with respect to your manufacturing agreement with Mabtech to indicate that such agreement is currently terminable at will by either party upon twelve months' notice.

<u>Key Customer Relationships, page 106</u>

10. Please expand your disclosure regarding your agreement with Riken Genesis Co., Ltd. to provide the initiation fee and the flat-rate monthly fee that you are required to pay to Riken, as we deem these types of payments to be material to investors.

<u>Director compensation, page 127</u>

11. We note your response to our prior comment 30. Please confirm that, once entered into, you will file any agreements with directors and any compensatory plans regarding payment of such directors as exhibits to the registration statement pursuant to Items 601(b)(10)(ii)A and (iii) of Regulation S-K.

<u>Index to financial statements</u>
<u>11. Share option and equity incentive plans, page F-22</u>

12. Please refer to your response to our comment 39. Please provide the names of the companies used in your peer group, and their respective volatilities for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

<u>Via E-mail</u>
Michael D. Beauvais
Ropes & Gray LLP
Prudential Tower
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Boston, MA 02199